July 25, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	SS&C Technologies Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-34675

Ladies and Gentlemen:

We refer to Kathleen Collins’ letter dated July 15, 2013 (the “Letter”), which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) for SS&C Technologies Holdings, Inc. (“Holdings” or the “Company”) regarding our Form 10-K for the fiscal year ended December 31, 2012. Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in the Letter immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Long-lived Assets, Intangible Assets and Goodwill, page 44

1.	We note you state that historically you have tested the recoverability of goodwill based on your reporting unit structure. We further note your disclosures on page F-9 where you indicate that the first step of the impairment analysis, which is based on your reporting unit structure, indicated that the fair value exceeded the carrying value by more than 25% at December 31, 2012. Please tell us how many reporting units you have and describe further for us your reporting unit structure. To the extent that you have more than one reporting unit, please provide us with a breakdown of goodwill by reporting unit. In addition, tell us the percentage by which the fair value exceeded the carrying value at December 31, 2012 for each reporting unit and whether you considered disclosing the range of such percentages, as applicable.

Response:

The Company operates within one operating segment, which is comprised of seven components. As required by ASC 350-20-35-35, the Company has aggregated these seven components and deemed them a single reporting unit because they have similar economic characteristics based on the criteria set forth in ASC 280-10-50-11 and consideration of the additional factors provided in ASC 350-20-55-7. In particular, we have considered the following qualitative factors:

•

The manner in which we operate the business and nature of our operations: Each component of the Company’s operating segment is in the business of providing investment management software and related services, with the primary distinction being the primary type of assets that each is designed to service. The software utilized by each component is the result of the same production process and the software and services are distributed in the same manner across all components. Each component serves the financial services industry and, while each operating component may target a particular portion of the financial services industry, there is overlap in clients among the operating components.

•

The extent to which our operating components share assets and other resources: Assets and resources are shared by all components. Each component utilizes the same human resources function, the same legal function, the same accounting function and same distribution function, as well as a single sales force; and

•

Whether the operating components support and benefit from common research and development projects: All of our components share a common development group and many development projects benefit many or all of the components. For example, the Company’s development group has developed mobility technology that is being deployed throughout our operating components.

Given these factors, we have concluded that goodwill is recoverable from all of the components working in concert rather than from the separate operations of each component. Accordingly, we have concluded that these qualitative factors support the aggregation of these seven operating components into a single reporting unit.

At December 31, 2012, the fair value of the Company’s reporting unit exceeded its carrying value by 153%.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Basic and Diluted Earnings per Share, page F-12

2.	We note that you have two classes of common stock outstanding. Based on your response to comment 3 in your letter dated July 31, 2012, we further note that earnings per share is identical under the two-class method for your Class A common shares and your common stock. Please consider disclosing this fact in your future filings, beginning with your next Form 10-Q.

Response:

In light of the Staff’s comment, the Company will disclose the fact that earnings per share is identical under the two-class method for its Class A common shares and its common stock in its future filings (beginning with its next Quarterly Report on Form 10-Q).

Note 14. Commitments and Contingencies, page F-27

3.	We note your disclosures regarding the Fairfield Greenwich-Related and Millennium Actions. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for these matters, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. We refer you to ASC 450-20-50. Please provide the revised disclosures that you intend to include in your next filing.

Response:

While the Company cannot predict the outcome of these actions, we believe that the possibility of a loss being incurred for either of these matters is remote. With respect to our next periodic filing, we note the following:

•	Millennium Actions: We continue to believe that the possibility of a loss is remote. We therefore do not expect to change our disclosure related to this matter in our next periodic filing.

•

Fairfield Greenwich-Related Action: In the Company’s next periodic filing, we will update our disclosure to discuss a proposed settlement that would be funded entirely by the Company’s insurance providers.

* * *

As requested in the Letter, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (860) 298-4738.

Sincerely,

SS&C Technologies Holdings, Inc.

/s/ Patrick Pedonti
Patrick Pedonti Chief Financial Officer July 25, 2013

cc:	Paul G. Igoe, Esq.
David A Westenberg, Esq.